UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Merger Agreement

On February 6, 2024, Blue World Acquisition Corporation (“BWAQ”) entered into an Amendment No. 2 (the “Amendment to the Merger Agreement”) to the Agreement and Plan of Merger, dated as of August 10, 2023 (as the same may be amended, restated or supplemented, the “Merger Agreement”) with TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares (“SinCo”), Vietnam Sunergy Cell Company Limited, a Vietnamese company, (“TOYO Solar”, together with PubCo, Merger Sub and SinCo, the “Group Companies”, or each individually, a “Group Company”), Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company (“VSUN”), and Fuji Solar Co., Ltd, a Japanese company (“Fuji Solar”).

The Amendment to the Merger Agreement was to reflect that Fuji Solar agreed to provide additional supports to the transactions contemplated under the Merger Agreement (the “Transactions”). Pursuant to the Amendment to the Merger Agreement, Fuji Solar agreed to deposit into the trust account of BWAQ the total amount of the fund for the extension from February 2, 2024 to March 2, 2024. Fuji Solar has further agreed to be responsible for the total amount of the funds for the extension of SPAC’s term from March 2, 2024 to April 2, 2024 if the Merger Closing has not occurred by March 1, 2024 due to (x) the gross negligence or willful misconduct of any of the Group Companies or the Shareholders, or (y) the termination of the Merger Agreement by the Company. Such total amount of funds Fuji Solar shall be responsible for shall be evidenced by an unsecured promissory note of BWAQ, the amount of which shall be fully repaid in cash at the Merger Closing (as defined in the Merger Agreement) or converted into the SPAC Units (as defined in the Merger Agreement) at US$10 per unit immediately prior to the Merger Closing at the discretion of Fuji Solar.

A copy of the Amendment to the Merger Agreement is attached to this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Amendment to the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment to the Merger Agreement.

Issuance of the Extension Note

Pursuant to the amended and restated memorandum and articles of association of BWAQ, BWAQ had until February 2, 2024 to complete its initial business combination, provided however BWAQ may extend the period of time to consummate a business combination up to April 2, 2024, each by an additional one-month extension, subject to the Sponsor, and/or its designee, depositing $60,000 (the “Extension Fee”) into the trust account of BWAQ.

Pursuant to the Amendment to the Merger Agreement as discussed above, on February 6, 2024, BWAQ issued an unsecured promissory note (the “Extension Note”) in the principal amount of $60,000 to Fuji Solar, to evidence the deposit of the Extension Fee made by Fuji Solar into the trust account to extend the timeline for BWAQ to complete a business combination for an additional one month from February 2, 2024 to March 2, 2024 (the “Extension”).

The Extension Note bears no interest and is payable in full upon the consummation of BWAQ’s business combination (such date, the “Maturity Date”). The following shall constitute an event of default: (i) a failure to pay the principal within five business days of the Maturity Date; (ii) the commencement of a voluntary or involuntary bankruptcy action, (iii) the breach of BWAQ’s obligations thereunder; (iv) any cross defaults; (v) an enforcement proceedings against BWAQ; and (vi) any unlawfulness and invalidity in connection with the performance of the obligations thereunder, in which case the Extension Note may be accelerated.

The payee of the Extension Note, Fuji Solar, has the right, but not the obligation, to convert the Extension Note, in whole or in part, respectively, into private units (the “Units”) of BWAQ, each consisting of one Class A ordinary share, one-half of one warrant, and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a business combination, as described in the prospectus of BWAQ (File Number 333-261585), by providing BWAQ with written notice of the intention to convert at least two business days prior to the closing of the business combination. The number of Units to be received by Fuji Solar in connection with such conversion shall be an amount determined by dividing (x) the sum of the outstanding principal amount payable to such payee by (y) $10.00.

The issuance of the Extension Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Extension Note is attached this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Extension Note does not purport to be complete and is qualified in its entirety by the terms and conditions of the Extension Note.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information disclosed under Item 1.01 of this Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information disclosed under Item 2.03 of this Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein. The Units (and the underlying securities) issuable upon conversion of the Extension Note, if any, (1) may not, subject to certain limited exceptions, be transferable or salable by Fuji Solar until the completion of BWAQ’s initial business combination, and (2) are entitled to registration rights.

Item 8.01. Other Events.

On February 6, 2024, BWAQ issued a press release, a copy of which is attached as Exhibit 99.1 to this Report on Form 8-K, announcing the Extension.

Forward-Looking Statements

This Report includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of TOYO Solar and BWAQ to consummate the proposed Transactions and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in BWAQ’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 10-K”), BWAQ’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, and in other documents filed by BWAQ with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or the combined company’s limited operating history; the ability of TOYO Solar or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or the combined company; the inability to complete the proposed Transactions; the inability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, the amount of cash available following any redemptions by BWAQ shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Transactions; costs related to the proposed Transactions; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and the proxy statement to be filed relating to the Transactions. Other factors include the possibility that the proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and BWAQ each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or BWAQ with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Transactions, PubCo intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement containing information about the proposed Transactions and the respective businesses of TOYO Solar and BWAQ, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Transactions. After the registration statement is declared effective, BWAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of BWAQ will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, TOYO Solar, BWAQ and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from BWAQ’s shareholders with respect to the proposed Transactions. Information regarding BWAQ’s directors and executive officers is available in BWAQ’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus when it becomes available.

No Offer or Solicitation

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Amendment No. 2 to the Merger Agreement dated February 6, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, TOYOone Limited, TOPTOYO INVESTMENT PTE. LTD., Vietnam Sunergy Cell Company Limited, Vietnam Sunergy Joint Stock Company, and Fuji Solar Co., Ltd.
10.1	Extension Promissory Note, dated February 6, 2024 issued by Blue World Acquisition Corporation to Fuji Solar Co., Ltd.
99.1	Press Release, dated February 6, 2024, announcing the Extension and the Extension Note.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: February 6, 2024